UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Metron Technology N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N5665B105

(CUSIP Number)

John E. Denneen, Esq.
Royce & Associates, LLC
1414 Avenue of the Americas
New York, NY 10019
(212) 486-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2004

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box  / X /

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. N5665B105
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Royce & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / / (b) / /
3		SEC USE ONLY
4		SOURCE OF FUNDS*
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Statement relates to the shares of Common Stock ("Common Stock") of Metron Technology N.V. (the "Company"), a corporation organized under the laws of The Netherlands. The principal executive offices of the Company are located at 4425 Fortran Drive, San Jose, CA 94134-2300.

Item 2.	Identity and Background

(a)  Pursuant to Rule 13d-1(g) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Royce & Associates, LLC, a Delaware limited liability company (the "Reporting Person").

(b)-(c)

The Reporting Person is a limited liability company that is registered as an Investment Adviser under the Investment Adviser's Act of 1940, as amended. The Reporting Person acts as investment adviser to certain managed accounts and funds over which the Reporting Person exercises discretionary authority, certain of which funds are investment companies registered under the Investment Company Act of 1940. The Common Stock of the Company was held in certain of these accounts including Royce Razor Fund, LP ("RRF"), Royce Institutional Fund ("RIF"), Royce Opportunity Fund ("ROF") and Legg Mason Global Small Cap Equity ("LMG") (collectively, the "Advisory Clients"). The principal business address of the Reporting Person is 1414 Avenue of the Americas, New York, NY 10019. Its telephone number is (212) 486-1445. The Reporting Person is a wholly-owned subsidiary of Legg Mason, Inc. ("Legg Mason"). The principal business address of Legg Mason, Inc. is 100 Light Street, Baltimore, MD 21202. Legg Mason is a holding company that, through its subsidiaries, is principally engaged in providing asset management, securities, brokerage, investment banking and other related financial services.

The name, business address and present principal occupation or employment of each of the executive officers and members of the Board of Managers of the Reporting Person is set forth on Exhibit I annexed hereto which is incorporated herein by reference. The name, business address and present principal occupation or employment of each of the executive officers of Legg Mason is incorporated herein by reference to Exhibit I. The name, business address and present principal occupation of each of the members of the Board of Directors is incorporated herein by reference to Exhibit 2.

(d) To the best knowledge of the Reporting Person, during the last five years, neither the Reporting Person, its parent company, nor any of the persons listed on Exhibit I, or Exhibit 2, hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  To the best knowledge of the Reporting Person, during the last five years, neither of the Reporting Person, its parent company, nor any of the persons listed on Exhibit I, or Exhibit 2, hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the Reporting Person was the working capital of the Advisory Clients. The working capital may, at any given time, have included margin loans made by Goldman, Sachs & Co. in the ordinary course of business.

Item 4.	The Reporting Person had acquired the shares of the Company reported herein for investment purposes.
Item 5.	Interest in Securities of the Issuer.

(a) By virtue of the Reporting Person's position as investment manager for its Advisory Clients, the Reporting Person may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by its Advisory Clients.

(b) Set forth immediately below is a description of each trans-action in the Company's Common Stock that were effected by the Reporting Person for its Advisory Clients within the last 60 days. All such transactions were effected in the open market.

Number of Shares	Purchase or Sale	Price per Share	Date	Advisory Client

74,400	Sell	$2.4500	8/2/04	PSS
11,200	Sell	$4.500	8/17/04	ROF
5,700	Sell	$4.500	8/17/04	RIF
8,100	Sell	$4.500	8/17/04	LMG
22,400	Sell	$4.435	8/17/04	ROF
11,400	Sell	$4.435	8/17/04	RIF
16,200	Sell	$4.435	8/17/04	LMG
22,400	Sell	$4.362	8/17/04	ROF
11,400	Sell	$4.362	8/17/04	RIF
16,200	Sell	$4.362	8/17/04	LMG
33,100	Sell	$4.45	8/18/04	RRF
6,600	Sell	$4.3729	8/18/04	RRF
6,600	Sell	$4.42	8/18/04	RRF
61,200	Sell	$4.45	8/18/04	ROF
19,300	Sell	$4.45	8/18/04	RIF
11,400	Sell	$4.45	8/18/04	LMG
12,200	Sell	$4.3729	8/18/04	ROF
3,900	Sell	$4.3729	8/18/04	RIF
2,300	Sell	$4.3729	8/18/04	LMG
12,200	Sell	$4.42	8/18/04	ROF
3,900	Sell	$4.42	8/18/04	RIF
2,300	Sell	$4.42	8/18/04	LMG
16,800	Sell	$4.46	8/19/04	ROF
5,200	Sell	$4.46	8/19/04	RIF
3,000	Sell	$4.46	8/19/04	LMG
16,800	Sell	$4.47	8/20/04	ROF
5,200	Sell	$4.47	8/20/04	RIF
3,000	Sell	$4.47	8/20/04	LMG
16,400	Sell	$4.4584	8/23/04	ROF
5,500	Sell	$4.4584	8/23/04	RIF
3,100	Sell	$4.4584	8/23/04	LMG
16,600	Sell	$4.455	8/24/04	ROF
5,300	Sell	$4.455	8/24/04	RIF
3,100	Sell	$4.455	8/24/04	LMG
67,100	Sell	$4.46	8/26/04	ROF
21,000	Sell	$4.46	8/26/04	RIF
11,900	Sell	$4.46	8/26/04	LMG
37,300	Sell	$4.45	9/01/04	LMG
62,700	Sell	$4.45	9/02/04	LMG
4,000	Sell	$4.45	9/02/04	LMG
46,700	Sell	$4.45	9/03/04	ROF
14,800	Sell	$4.45	9/03/04	RIF
19,000	Sell	$4.454	9/03/04	ROF
6,000	Sell	$4.454	9/03/04	RIF
19,000	Sell	$4.4507	9/07/04	ROF
6,000	Sell	$4.4507	9/07/04	RIF
70,400	Sell	$4.45	9/08/04	ROF
22,000	Sell	$4.45	9/08/04	RIF
75,800	Sell	$4.4402	9/09/04	ROF
24,200	Sell	$4.4402	9/09/04	RIF
37,900	Sell	$4.432	9/10/04	ROF
12,100	Sell	$4.432	9/10/04	RIF
19,000	Sell	$4.434	9/13/04	ROF
6,000	Sell	$4.434	9/13/04	RIF
15,100	Sell	$4.4356	9/14/04	ROF
4,900	Sell	$4.4356	9/14/04	RIF
31,900	Sell	$4.43	9/17/04	ROF
10,200	Sell	$4.43	9/17/04	RIF
26,700	Sell	$4.4228	9/20/04	ROF
8,500	Sell	$4.4228	9/20/04	RIF
19,800	Sell	$4.4296	9/21/04	ROF
6,300	Sell	$4.4296	9/21/04	RIF
19,000	Sell	$4.4205	9/21/04	ROF
6,100	Sell	$4.4205	9/21/04	RIF
32,300	Sell	$4.3706	9/23/04	ROF
10,200	Sell	$4.3706	9/23/04	RIF
3,900	Sell	$4.39	9/23/04	ROF
1,200	Sell	$4.39	9/23/04	RIF
19,100	Sell	$4.3002	9/24/04	ROF
6,100	Sell	$4.3002	9/24/04	RIF
22,800	Sell	$4.2786	9/27/04	ROF
7,200	Sell	$4.2786	9/27/04	RIF
75,900	Sell	$4.30	9/28/04	ROF
24,100	Sell	$4.30	9/28/04	RIF
23,600	Sell	$4.3181	9/29/04	ROF
7,500	Sell	$4.3181	9/29/04	RIF

(d)  The Advisory Clients had the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares reported herein that were held by such respective Advisory Clients.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

Except for the investment management agreements entered into between each of the Advisory Clients and the Reporting Person which grant the Reporting Person voting and dispositive power over all securities held by such the Advisory Clients, no contracts, arrangements, understandings or relationships with respect to security of the Company exist.

Item 7.	Material to be Filed as Exhibits

Exhibit 1. Executive Officers of Legg Mason (Item 4A of Legg Mason's Annual Report of Form 10-K filed on June 4, 2004 is incorporated herein by reference.)

Exhibit 2. Board of Directors of Legg Mason (the Section entitled "ELECTION OF DIRECTORS" in the Annual Proxy Statement on Form DEF 14A filed by Legg Mason on June 18, 2004 is incorporated herein by reference.

SIGNATURE

        After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2004

ROYCE & ASSOCIATES, LLC

By: /s/ Charles M. Royce Name: Charles M. Royce Title: President

Exhibit I

Executive Officers and Managers

ROYCE & ASSOCIATES, LLC

        The name and present principal occupation or employment of each of the executive officers and members of the Board of Managers of ROYCE & ASSOCIATES, LLC is set forth below.

Name	Present Principal Occupation and Employment	Business Address

Charles M. Royce President and Member of Board of Managers of Royce & Associates, LLC	President and Chief Investment Officer of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Raymond A. Mason Member of Board of Managers of Royce & Associates, LLC	Chairman, President and Chief Executive Officer of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
Peter L. Bain Member of Board of Managers of Royce & Associates, LLC	Executive Vice President and Chief Administrative Officer of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
Mark R. Fetting Member of Board of Managers of Royce & Associates, LLC	Executive Vice President of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
John D. Diederich Chief Operating Officer, Chief Financial Officer, Managing Director and Member of the Board of Managers of Royce & Associates, LLC	Chief Operating Officer and Chief Financial Officer of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Jack E. Fockler, Jr. Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
W. Whitney George Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Daniel A. O'Byrne Principal and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
John E. Denneen General Counsel, Principal and Secretary of Royce & Associates, LLC	General Counsel of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019